

January 18, 2018

David W. Grzebinski
Chief Financial Officer
Kirby Corporation
55 Waugh Drive
Suite 1000
Houston, TX 77007

      Re: **Kirby Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2016
              Filed February 23, 2017
              Form 10-Q for Fiscal Quarter Ended September 30, 2017
              Filed November 8, 2017
              File No. 001-07615

Dear Mr. Grzebinski:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Lyn Shenk

                Lyn Shenk
                Branch Chief
                Office of Transportation and Leisure